UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                             MANUGISTICS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.002 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    565011103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 21, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,153,800
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,153,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,153,800
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.95%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,153,800
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,153,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,153,800
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.95%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,153,800
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,153,800
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,153,800
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.95%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members".

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.002 per share of Manugistics Group, Inc., a Delaware corporation (the "Company"). Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 9715 Key West Avenue, Rockville, Maryland 20850.

Item 2. Identity and Background.

     (a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WP. WP LLC manages each Investor. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Group Members is c/o 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each Investor is that of making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

     (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of WPNPE VIII I and WPNPE VIII II is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock was $14,458,891, net of brokerage commissions.

Item 4. Purpose of Transaction.

     The purchase by the Investors of beneficial ownership of the shares of Common Stock as described herein was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

     Each of the Investors is a partnership engaged in making private equity and related investments. In connection with that business, the Reporting Persons frequently seek to make significant investments in the entities in which they invest. The Reporting Persons have followed the Company and the industry for many years and are supportive of the management team and its strategy. The Reporting Persons may in the future seek to engage in discussions with management of the Company concerning the possibility of a representative of the Reporting Persons becoming a member of the board of directors of the Company and/or concerning potential investments by the Reporting Persons in securities of the Company and/or its subsidiaries. Such discussions may relate to one or more the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Due to their respective relationships with the Investors and each other, each of the Reporting Persons may be deemed to beneficially own an aggregate of 4,153,800 shares of Common Stock as of August 29, 2002, by virtue of the Investors' ownership of such shares as of such date. The 4,153,800 shares of Common Stock which the Reporting Persons may be deemed to beneficially own represent approximately 5.95% of the 69,800,000 shares of Common Stock outstanding as of July 8, 2002 (based on the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002).

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,153,800 shares of Common Stock it may be deemed to beneficially own as of August 29, 2002. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,153,800 shares of Common Stock it may be deemed to beneficially own as of August 29, 2002.

     (c) The Investors acquired shares of Common Stock in the open market transactions set forth on Schedule II attached hereto. Except as described on
Schedule II, no transactions in Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto. Item 7. Material to be Filed as Exhibits

     1. Joint Filing Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2002                 WARBURG PINCUS PRIVATE EQUITY
                                        VIII, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  August 30, 2002                 WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  August 30, 2002                 WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director


Dated: August 30, 2002                  WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. I

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title:  Partner

Dated: August 30, 2002                  WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. II

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated: August 30, 2002                  WARBURG PINCUS GERMANY
                                        PRIVATE EQUITY VIII KG

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title:  Partner

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
          NAME                        WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Scott A. Arenare          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Larry Bettino             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Samantha C. Chen          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mark Colodny              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stephen Distler           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Partner of WP; Member and Senior Managing Director of
                          WP LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Senior Managing Director of
                          WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Peter R. Kagan            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Charles R. Kaye           Partner of WP; Member, Co-President and Executive
                          Managing Director of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Partner of WP; Member and Senior Managing Director of
                          WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Partner of WP; Member, Co-President and Executive
                          Managing Director of WP LLC
------------------------- ------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David E. Libowitz         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Edward J. McKinley        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Partner of WP; Managing Member and Chairman
                          of WP LLC
------------------------- ------------------------------------------------------
Stan Raatz                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Henry B. Schacht          Partner of WP; Member and Managing Director of WP LLC
                          (on leave of absence since October 2000)
------------------------- ------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Mimi Strouse              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Wayne W. Tsou             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John L. Vogelstein        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
John Vrolyk               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David Wenstrup            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rosanne Zimmerman         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------
NL & Co.**
------------------------- ------------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and WP LLC
**   New York limited partnership; primary activity is ownership interest in WP

                                MEMBERS OF WP LLC
                                -----------------

------------------------- ------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
            NAME                       WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Scott A. Arenare          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Gregory Back              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David Barr                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Larry Bettino             Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
Frank M. Brochin (1)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sean D. Carney            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Samantha C. Chen          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Mark Colodny              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Timothy J. Curt           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Cary J. Davis             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stephen Distler           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Tetsuya Fukagawa (2)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Makoto Fukuhara (2)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Member and Senior Managing Director of WP LLC; Partner
                          of WP
------------------------- ------------------------------------------------------
Alf Grunwald (3)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Member and Senior Managing Director of WP LLC; Partner
                          of WP
------------------------- ------------------------------------------------------
Sung-Jin Hwang (4)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Roberto Italia (5)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Peter R. Kagan            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Charles R. Kaye           Member, Co-President and Executive Managing Director
                          of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rajesh Khanna (6)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Member and Senior Managing Director of WP LLC; Partner
                          of WP
------------------------- ------------------------------------------------------
Rajiv B. Lall (6)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Member, Co-President and Executive Managing Director
                          of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sidney Lapidus            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Kewsong Lee               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David E. Libowitz         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (7)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John W. MacIntosh (8)     Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Edward J. McKinley        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
James Neary               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Howard H. Newman          Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Dalip Pathak              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Member and Chairman of WP LLC; Managing
                          Partner of WP
------------------------- ------------------------------------------------------
Pulak Chandan Prasad (6)  Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stan Raatz                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
John D. Santoleri         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Henry B. Schacht          Member and Managing Director of WP LLC; Partner of WP
                          (on leave of absence since October 2000)
------------------------- ------------------------------------------------------

                          -----------------------------

------------------------- ------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
          NAME                        WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Joseph C. Schull (8)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Melchior Stahl (3)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mimi Strouse              Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
Chang Q. Sun (9)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
Wayne W. Tsou             Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
John L. Vogelstein        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
John R. Vrolyk            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David Wenstrup            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeremy S. Young (7)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rosanne Zimmerman         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------


(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China
* New York limited partnership; primary activity is ownership interest in WP and WP LLC

                                   SCHEDULE II

                                                             Total Cost
   Date       # of Shares     Per Share Price     (net of brokerage commissions)
---------     -----------     ---------------     ------------------------------
7/29/2002          25,000         $3.8496                       $96,240
7/30/2002          36,600         $3.9241                      $143,622
7/31/2002         150,000         $4.1069                      $616,035
 8/1/2002         278,600         $3.7632                    $1,048,428
 8/2/2002         331,800         $3.3781                    $1,120,854
 8/5/2002         370,000         $3.2325                    $1,196,025
 8/6/2002         171,800         $3.4313                      $589,497
 8/7/2002         432,000         $3.4801                    $1,503,403
 8/8/2002         125,000         $3.5580                      $444,750
 8/9/2002         129,100         $3.5369                      $456,614
8/12/2002          32,800         $3.4969                      $114,698
8/13/2002          27,000         $3.5052                       $94,640
8/14/2002         400,000         $2.8791                    $1,151,640
8/15/2002         218,500         $3.1401                      $686,112
8/16/2002         271,800         $3.1388                      $853,126
8/19/2002         100,300         $3.1858                      $319,536
8/20/2002         200,000         $3.6667                      $733,340
8/21/2002         269,700         $3.8814                    $1,046,814
8/22/2002          41,100         $3.8917                      $159,949
8/23/2002          35,200         $3.8283                      $134,756
8/26/2002          26,500         $3.9089                      $103,586
8/27/2002         127,400         $3.9633                      $504,924
8/28/2002         102,200         $3.6351                      $371,507
8/29/2002         251,400         $3.8536                      $968,795
---------     -----------     ---------------     ------------------------------
  TOTAL        4,153,800                                    $14,458,891
               ---------                                    -----------

                                  Exhibit Index

Exhibit 1.     Joint Filing Agreement.